Exhibit 12

HUGHES COMMUNICATIONS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income (loss) before income tax (expense) benefit; equity in earnings (losses) of unconsolidated affiliates; and discontinued operations	$(49,371)	$17,520	$49,630	$16,804	$(6,986)
Fixed charges	70,622	60,296	59,964	53,354	58
Capitalized interest	(1,716)	(4,752)	(12,031)	(1,900)	-

Total earnings	$19,535	$73,064	$97,563	$68,258	$(6,928)

Fixed charges:
Interest	$65,835	$56,079	$55,806	$49,691	$-
Portion of rent expense representative of interest	4,787	4,217	4,158	3,663	58

Total fixed charges	$70,622	$60,296	$59,964	$53,354	$58

Ratio of earnings to fixed charges	*	1.2x	1.6x	1.3x	*

Deficiency of earnings to fixed charges	$(51,087)				$(6,986)

*	Ratio not provided due to deficiency in the period.

The ratio of earnings to fixed charges is computed by dividing total fixed charges into income (loss) before income tax expense (benefit), equity in earnings (losses) of unconsolidated affiliates and discontinued operations plus fixed charges less capitalized interest. Fixed charges include, as applicable interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense).